January 23, 2009

Richard A. Brown
Group Vice President and Assistant General Counsel
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re:** **ABB Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 1-16429**
> **Response Letters Dated October 2, 2008 and January 15, 2009**

Dear Mr. Brown:

We refer you to our comment letters dated August 15, 2008 and December 17, 2008 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Karen Garnett
Assistant Director
Division of Corporation Finance